		EXHIBIT 12.1
		SEMPRA ENERGY
	COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
	AND PREFERRED STOCK DIVIDENDS
		(Dollars in millions)

	1999	2000	2001	2002	2003

Fixed Charges and Preferred Stock Dividends:

Interest	$ 233	$ 308	$ 358	$ 350	$ 351

Interest portion of annual rentals	10	8	6	6	5

Preferred dividends of subsidiaries (1)	16	18	16	15	11

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 259	$ 334	$ 380	$ 371	$ 367

Earnings:

Pretax income from continuing operations	$ 573	$ 699	$ 731	$ 721	$ 742

Total fixed charges (from above)	259	334	380	371	367

Less:
Interest capitalized	1	3	11	29	26
Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	--	62	12	(55)	8

Total earnings for purpose of ratio	$ 831	$ 968	$ 1,088	$ 1,118	$ 1,075

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.21	2.90	2.86	3.01	2.93

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.